
June 11, 2025

Thomas Taapken
Chief Financial Officer
InflaRx N.V.
Winzerlaer Str. 2
07745 Jena, Germany

> **Re: InflaRx N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2024**
> **File No. 001-38283**

Dear Thomas Taapken:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences